Filed Pursuant To Rule 433

Registration No. 333-275079

January 25, 2024

Michael Sonnenshein on CoinDesk Podcast - Exploring Davos With Grayscale’s CEO Michael Sonnenshein: The Battle for Bitcoin's Soul and the Impact of ETFs

Intro You're listening to CoinDesk's Money Reimagined with Michael Casey and Sheila Warren.

Michael Casey Hello and welcome to another edition of Money Reimagined. I'm Michael Casey, and I'm here with my co-host, Sheila Warren. The two of us were in Davos, this past week. It's the place in Switzerland, the most stupid place in the world to have a giant gathering of of CEOs and people with security problems and everything else. It's really the most impractical thing you could ever try to create. But it is a big, institutional experience and has comes in for all sorts of criticisms and experiences and so forth. And we can talk about that. But what we're going to do today, Sheila, of course, is talk about our interview with Michael Sonnenshein, who is the CEO of Grayscale. It is in the center of the news right now because of the ETF thing. But before I do that, let's remind everybody that this is money reimagined. You can listen to his weekly on the CD podcast network or wherever you get your podcasts. And we of course, always would love to hear from you. So tell us what you think. Email us at. Podcast at CoinDesk's com subject line Money Reimagined. Sheila, you can tell from my voice it's a little croaky. This is, routinely the case when I come back from Davos. How are you shaping up?

Sheila Warren Yeah, I mean, you know, jet lag coming down from altitude, all the above, but it's always a surprisingly oh, that's offensive. But I do find it to be a surprisingly productive week. And it is also something that I do think, for better or for worse. And there's arguments on both sides. It does kind of calibrate and set it. Set the table for some of the conversations that will happen over the course of the year. So we're doing another you know, we'll do another debrief on kind of Davos more generally. And what's happening in Switzerland also I think but today we are focused on Grayscale on the ETF. And we did sit down with Michael Sonnenshein last week. That was last week. And things have shifted quite a bit since then, both with the price of Bitcoin, which has made some moves, and also with some of these ETF offerings. Michael.

Michael Casey Yeah. And so obviously, you know, listeners, you know, the context of the conversation we have with him, it has to be placed in terms of that. I mean, this is the Bitcoin price was I think certainly wasn't quite at its host approval peak, which got up about 49,000. But it was you know, it was hovering around 46, 45, something like that. But after we spoke to him itself, it's sold off and it's sold off because of, some redemptions of GBTC shares, which then, of course, led Grayscale to sell Bitcoin, which led to this. Those issues do not come up in this interview, but I think it's still, a very interesting one to think about how this one important fund, the one fund that really was available to own Bitcoin in that was SEC approved. It was an over-the-counter fund. It was a special trust, and it had all sorts of lock up things. It was not an ETF is now going to what role what role it's going to play now that it is an ETF, that it has much more fluid liquidations and everything else. And there's a lot greater competition with all these other ETFs out there. And that's the context of the of the conversation. So I suppose we should just, let the let the interview roll and we'll come back and chat about it afterwards. Michael Sonnenshein, welcome to Davos. Not that I could possibly I'm not the mayor of Davos. Can't talk to you here, but, but we did put out a nice show for you with this backdrop for one.

Michael Sonnenshein So, yes, you did a little different.

Michael Casey From the usual recordings.

Michael Sonnenshein I'm going to say thank you guys. Beautiful. We have a beautiful, clear day.

Michael Casey And I think very well.

Michael Sonnenshein Worst places to have conversations from it.

Michael Casey So listen, what a week. What what a credible 14 days it's been. And we won't even talk about the tweets. But we can at least talk about the approval that that big decision. What has what's it been like and certainly what it's been the uptick of, the the GBTC.

Michael Sonnenshein Yeah. Candidly, I don't know that there are enough words to express, how the last couple of days have felt for me personally, having been on this journey for the last ten years, certainly for the Grayscale team and probably most importantly, for the nearly a million GBTC investors that have been patiently waiting for a spot Bitcoin ETF to be approved for GBTC to be up listed. When we got that phone call last week that the SEC was ready to approve our 19b4 and declare S3 be effective, we were ready right to.

Michael Casey Where that call came in.

Michael Sonnenshein When did you come in? I think it was in the afternoon.

Michael Casey The day before.

Michael Sonnenshein Yeah, yeah. And, you know, like, you know, in typical Grayscale fashion, there was no panic. Everyone was calm, everyone knew their role and and no, seriously, everything.

Michael Sonnenshein We had boardrooms. And tabletop sessions and readiness exercises, we were ready to go. And so it's really just been a fantastic experience. And then we actually were fortunate enough to spend the first day of trading for GBTC on NYSE Arca on the floor of the New York Stock Exchange. So, you know, just such a historic building, seeing the trading volume, it completely surpassed our expectations, right. That first day of trading, GBTC did $2.3 billion of notional trading volume. That day. It was the ninth most actively traded ETF in the United States. Wow. Yeah. So it just you know, blew past our expectation okay.

Michael Casey So this is people moving their the how did it work. This is converting from the existing GBTC to the new ETF?

Michael Sonnenshein Well, so I actually wouldn't say conversion is the optimal word. It is actually really just an uplisting. So if you were a GBTC shareholder that Wednesday, the last day was on OTC markets, you just simply woke up Thursday and your shares were instead traded on the New York Stock Exchange. Right. Companies, you know, move exchanges all the time. So investors had no action required of them. There were no consequences, of the Up listing, other than the fact that it was now traded on NYSE Arca and obviously as an ETF okay.

Michael Casey Obviously big numbers being thrown around by people who were $100 billion market emerging this. But we had that big run up. The price came down. It's fair to say that it hasn't sort of taken off, broadly for for the broader market necessarily. How do you read that? How do you expect sort of the non crypto crowd to come into this and as it goes forward.

Michael Sonnenshein So I think there's two things I'd say there. Number one I feel like it's too early to make any definitive judgment call on kind of what the earliest days of this are going to look like. We had two days of trading. We then had a holiday weekend, just had our third day of trading. Right. And so some people have already kind of called for, well, Bitcoin pricing wise, this was already priced in right after Grayscale won its lawsuit earlier last summer. Investor optimism took off. That's why you saw this material rise in Bitcoin prices over the back part of 2023. I'm not ready to quite say that it was kind of priced in, but that's certainly a narrative that's out there. And the other thing I would say in is kind of the opportunity that we're so excited about is now investors have choice, right? And one of the areas that I think is going to be most interesting for Bitcoin ETFs in the US is really the advised wealth market silver, $30 trillion of advised wealth in the US. So the fact that those types of assets, those types of allocations need product, need things on the shelf at their brokerage firms that are approved that they can actually put their clients into, this now opens up the opportunity to that entire audience. And that's one of the areas of growth that we're really excited about.

Michael Casey Okay, a lot of focus on the fees fee war of sorts, and some of the other ETF have come in at very low fees, like 0.2%. You guys 0.02. Right. So you guys up lower.

Michael Sonnenshein Some of the ETF issuers have just waived.

Michael Casey Was entirely right. Yeah. But you're you know, I mean you've come down a bit you're still at 1.5, right? Correct. So I mean, how do you expect to win that battle.

Michael Sonnenshein So when I think about the landscape of Spot Bitcoin ETF that we have now leading up to this event, we made a commitment to investors. We'd lower fees and we delivered on that commitment. We lowered them by 25%. And we are at 150 bips. GBTC coming to market had $28 billion of assets. It's trading hundreds of millions of dollars a day now, trading billions of dollars a day. Very diversified base of investors, tight spreads. And I think as a result of that, you know, the market and the value that GBTC brings, I think is really reflected in its price. I think when you look at some of the other new issuers, you know, they don't have assets, they don't have a base of investors, they don't have a track record of doing this for ten years. The way that we do, kind of developing ourselves as a crypto specialist. And so there's an incentive for them to get assets into their products, start getting those track records, and that's great.

Michael Casey It's like a liquidity premium, a history premium.

Michael Sonnenshein I think that's, you know, some of the things you could certainly look at, fee is definitely going to be an area that investors focus on, but is not the only area when you there's lots of products on the market for similar exposures. Fee is one choice liquidity track record. Who's the firm behind it? There's a lot of factors that go into it. And I think what we're also seeing is for a lot of the firms, they're they're issuing these products with such low fees or with fee waivers that I'm not sure how much it actually signals their commitment to Bitcoin or to these products, but rather they see the investor demand, they see how large GBTC has become and what the market reception has been to it. And perhaps, you know, this allows them to, you know, deepen relationships with clients by having something new and something differentiated that they've never been able to start conversations with clients with before.

Sheila Warren You know, Michael, so as a person and as a company that has been, to your point, very focused on the benefits of this asset class of Bitcoin from the very beginning and has really true to that reality, you know, how does it feel, right? I mean, you're getting a lot of credit with well deserved from across the industry, including from crypto detractors about kind of taking on the SEC in this way. And what do you say about that?

Michael Sonnenshein I'm proud. I think proud is like the best word. When I think back to the decision that we had to make to ultimately sue the SEC, I mean, that's the we're an asset manager. People think we're a crypto company. No, we're an asset manager first and foremost, and we're a regulated business. And we just happen to specialize in crypto. So thinking back to the decision to sue the regulator who oversees every aspect of our business every day, that was not a decision we took lightly. And then to see these approvals come through, to see some of the the kind of hypotheses that we very publicly made. We said to the SEC very publicly, many times, all of these products should be approved at once, they should create a fair playing field and that all these products come to market at once. And that's what happened. And then I think further to see the chairman's comments come out, on the the eve of the Bitcoin ETFs being approved to see so much of the chairman's commentary was rooted in the scale court victory. And that was really the linchpin, that move the SEC in terms of their decision here, that to me, was really validating that we took a big risk by suing our regulator. And it paid off for investors, certainly for Grayscale. But now I think it's actually paid off for the whole investment community and really paved the way for all these other products to come to market.

Sheila Warren It was really heartening to actually see the approach that you all took in the case, and the fact that you weren't trying to create a bespoke, customized ETF offering, you were saying this must be democratized. Of course, the premise of this entire technology, and it's quite refreshing, I must say, in light of other actors who are pretty blatantly trying to create a moat. And so I do want to give you that credit as well, which I think is really important to be said. And, and, you know, we're all in this together.

Michael Sonnenshein We are.

Sheila Warren So on that note, pivoting us a bit, what are other things that are that are keeping you, you know, you're excited about now that's kind of like I say, it's behind you, but this fight is certainly behind you. Sure. I know for me, I've spent a lot of this week on the promenade in Davos here talking about intersections of Web3 technologies. And AI might now, slowly going viral hamburger analogy with this idea that we have to stop talking just in silos about these things the lettuce, the tomatoes. But really, it's like full hamburger time. And so I'm curious if AI is on your radar and if so.

Michael Sonnenshein How it is. I think, you know, certainly walking the promenade this year, as opposed to other years where you may have seen crypto be front and center on the promenade, it really is, you know, Davos dot AI is. Yeah. Right. Exactly. And I think with that, some of the things that we've been really excited about when it comes to AI is not just the prevalence of the technology. And a lot of the the use cases that are emerging and how it can propel certain industries and certain businesses and create job growth and all that. But we're also actually focused on some of the issues that I create. Right? And whether it's deepfakes or bias and, you know, certainly these are topics to think about and that we know are on people's minds, especially heading into, for instance, the US presidential election this year. And so with that, I think it's never been clearer to us, a Grayscale that there is an inextricable tie between AI and crypto. And even when you take an even further step back and you think about Davos, this whole theme of Davos this year rebuilding trust. Right right. That's right. And so when you think about bias and deepfakes and all the issues that are coming out of AI almost as a byproduct. Well let's look at that intersection between AI and crypto and crypto's underlying blockchain technology to help create trust within AI, to create authenticity and ownership, and, to avoid some of the issues that are coming out, coming up from it. And if we can do that in a thoughtful way, I actually think that. I in crypto can actually grow as technologies cohesively and symbiotically.

Michael Casey This is made for a financial company that like this is, as one would think, that maybe the Ethereum play is a stronger one when it comes to the AI application. So this is something you see feeding into and an ETF or how do you how does Grayscale play?

Michael Sonnenshein I well, I think we're certainly monitoring developments in some of the protocols that have been developed that are focusing on AI, things like, you know, for instance, Big Tensor and some of the other protocols that are starting to explore that intersection. But let's keep in mind, even though the promenade is, you know, rifled with, you know, AI messages, this is it. It is very early, right? It is very, very early. And just because we're all maybe looking at, you know, ChatGPT and, you know, giving it prompts and things like that, that's great. That's that's kind of the beginning of that journey. But it is very early. And I'm excited to kind of see the interplay of this over, over the coming year for sure.

Sheila Warren Yeah. It's very interesting. Right. Because as regulators, policymakers, there's all these challenges and there's some think that a policy response is appropriate. The AI act now. Great. You know, kind of cobbled together, and some of the things it's trying to do in a very complicated manner. Well, if only there were a technology that has been stress tested over the last decade. If, if only that could address some of these issues in a very obvious way. So my hope is that we're not going to get policy interventions that preclude that technical solutions, which, again, are not complete, but will be at least partial solution to some of the problems. I think very real problems and challenges, AI that are already being talked about.

Michael Sonnenshein 100%, and we bear responsibility as a major player in our industry to be the bearer of proper and trustworthy information. That's one of the reasons we're at Davos. Right to meet with policymakers, regulators, heads of businesses. That's one of the reasons why, as a US based asset manager, we spent nearly two months on the Hill in 2023. And so I think actually to your point, Sheila, like, let's hope that regulation, and policies, you know, don't get in the way, but instead the speed at which these technologies are being adopted are almost like a wake up call, right? That we all need to engage in a thoughtful and constructive way in that as there is new legislation, perhaps, that folks engage on it with good, trustworthy information, not just kind of scoff at it because, you know, they're unaware or not familiar enough.

Michael Casey So basically, you know, Grayscale has a case it's making for its superiority over these other ones, that it's not necessarily just about fees. You've got this history, you've got this liquidity. But again, you've got, you know, if you're going to attract that retail audience to a name like Blackrock, you know, they might fidelity, how are you going to compete with it.

Michael Sonnenshein It's education. It is definitely education. Even just being a Davos this week. You know talking to some of the most educated, you know, people in the world that have had tons of experience personally and professionally, there is still not only such a knowledge gap. And I think Grayscale as a crypto specialist asset manager, can actually be that bridge that actually can fill that gap for the investment community. And that's really what we've always led with. To us, that is going to be the driving force behind getting investors comfortable. They're not going to action investment into things they don't inherently understand or aren't inherently comfortable with. So it has to start with education. This is not just another gold product or another S&P 500 instrument. This is an entirely new asset class, and I think we've never seen a better investor reception, not to mention an environment where investors are eager to learn about it. You know, a couple weeks ago, our team did an initial wave with the Harris Poll and actually looked at voters that are intending to vote in the 2024 presidential election. And some of the outcomes of that are actually two important outcomes. One was that over half of those that intend to vote, believe that crypto bitcoin is basically the future of of finance, right? Which is pretty staggering number. And even more staggering is that 4 in 5 of the people surveyed that are intending to vote again, believe that as they kind of look ahead into this next presidential election, and thinking about their candidates being informed on these new technologies, that crypto, more than anything, needs sound regulatory frameworks around it. Right? So that's an overwhelming number of people. And that gives us a lot of optimism that we'll get there hopefully in 2024.

Michael Casey So there are a couple of nuggets in there that I think in hindsight meant something, more maybe than than they did to us at the time when Michael was talking about how heavily traded, the GBTC ETF was one of the biggest traded on I think he's a Nasdaq, but it was a really big, trading day when it came out. Turns out it seems that a lot of those would have been redemptions or people selling the GBTC shares for a variety of reasons. And in fact, you know, just simply this is the finally a chance for them to liquidate, one would expect. But in addition to that, the FTX estate, CoinDesk has reported today was in fact, a major seller of, of GBTC, the, the ETF. And so there was a lot of things that happened there that, that were underpinning all of that trading activity, which then led, as I mentioned earlier, Grayscale itself, to have to sell or at least, to redeem them. So, so basically, there's a lot going on there that unfortunately didn't capture.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.